Orbital Assembly Corporation



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of Orbital Assembly Corporation referred to OAC, a C-Corporation formed on August 21, 2019 in California (the "Company"). The Company's physical address is 4001 Market Street, Suite 100, Huntsville, AL.

You may contact the Company by emailing info@orbitalassembly.com. This annual report is posted on the Company's website, www.orbitalassembly.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Orbital Assembly Corporation ("OAC" or "Company") is a corporation formed on August 21, 2019, in California. The Company's physical address is 4001 Market Street, Suite 100, Huntsville, AL. The Company's web site may be accessed at https://orbitalassembly.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Timothy E. Alatorre

Board positions with OAC

Dates	Position	Principal Occupation
4/1/2021	Chair of the Board	Chief Operating Officer, OAC

Positions with OAC

Dates	Position	Responsibilities
8/23/19	Chief Operating Officer	Oversee day to day operations of company including customer acquisition and relationship management.
8/23/19	Chief Financial	Oversee financial forecasting, budgeting and

	Officer	expenditures

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2012 to Present	Alatorre Architects, Inc.	Director, Architecture, plan and compliance review

Rhonda Stevenson

Board positions with OAC

Dates	Position	Principal Occupation
4/1/2021	President	Chief Executive Officer, OAC

Positions with OAC

Dates	Position	Responsibilities
4/1/2021	Chief Executive Officer	Strategic vision, capitalization, Overall management.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2015-present	Tau Zero Foundation	CEO, President, Financial oversight. Build alliances, strategic partnerships, manage all business relations.
2020-2021	Kepler Space Institute	Director of PR, Media, and Marketing. Multichannel communications and crisis management.
2013-present	Space Mining and Resources Coalition, Inc.	Founder, CEO. Collaborative liaison between the mining, petroleum, energy, and space development industries.

2013-present	Blue Elysium Enterprises	Founder, CEO. Full-spectrum strategic, analytical marketing services for technology companies.

Thomas Spilker

Board positions with OAC

Dates	Position	Principal Occupation
8/23/19	Vice Chairman	Chief Technical Officer, OAC

Positions with OAC

Dates	Position	Responsibilities
8/23/19	Chief Technical Officer	Manage technical development of products.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2018-present	NASA Outer Planets Assessment Group	Technology representative for a NASA-convened team that assesses plans for exploration of the outer solar system. Advised on technologies potentially useful for challenging missions, such as a flagship Neptune Orbiter with an atmospheric entry probe.

Robert Miyake

Board positions with OAC

Dates	Position	Principal Occupation
8/23/19	Director	Senior Thermal Engineer, OAC

Positions with OAC

Dates	Position	Responsibilities
8/23/19	Senior Thermal Engineer	Thermal and power modeling

Bill Tauskey

Board positions with OAC

Dates	Position	Principal Occupation
10/21/2021	Director	Business consultant

Positions with OAC

Dates	Position	Responsibilities
NA	NA	NA

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Nov. 2021	Orbital Assembly Corp.	Board member, Space construction and leasing, Board participation
Jan. 2018	Tau Zero Foundation	Board Member, Space research, Board participation
Jan. 2018	Stanford University	Redcoat, Education, Customer experience/safety

Drew Wahl

Board positions with OAC

Dates	Position	Principal Occupation
11/23/2021	Director	Business consultant

Positions with OAC

Dates	Position	Responsibilities
NA	NA	NA

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2003 – present	IG Partners, Inc.	President, Management Consulting, Strategic direction of the company

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Thomas R. Spilker Revocable Living Trust owns 4,526,127 shares of common stock, representing a voting power of 22.39%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

OAC is working towards becoming one of the world's most extensive space development companies, and a leader in industrial space development. We are striving to enable humanity with the ability to work, play and thrive in the space ecosystem. The company has developed the technology and capabilities to build structures in space at an exponentially lower cost than to build them on Earth and transport them.

The company designs and plans to construct large, gravity-equipped platforms. OAC is focused on low Earth orbit design, construction, and operation of large-scale, habitable structures. We believe that for the first time, space tourists and other inhabitants will be able to experience long periods in space without the debilitating long-term effects of zero gravity.

OAC targets the unserved market of space habitats, focusing on providing on demand, commercially available, leasable space with gravity on-orbit.

Orbital Assembly Corporation will develop the first profitable space-based business park, offering customers an affordable environment for existing business growth and opportunities to perfect new technologies. Because of significant cost reductions and future reductions in cost of goods sold for space habitats, OAC creates a win-win economic model for the entire space industry. Orbital Assembly Corporation can produce unprecedented profit, growing to a billion-dollar business allowing commercial access to profitable operating conditions, developing technologies not available on Earth including exotic materials and pharmaceuticals.

5. How many employees does the Company currently have? (§ 227.201(e))

Seven

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

Product

Our designs leverage heritage hardware and systems building upon the decades of human experience operating in the rigors of the space environment. The cost of launch to orbit is at a record low and falling. This means that mass to orbit is no longer the driving design constraint allowing us to reduce costs and increase safety by using more material in our design. Our experienced engineering and design team have been building habitable structures and space systems for decades.

Market

We have conservatively estimated market demand and have assumed higher launch costs for transport than market projections. Furthermore, the market studies we used in our estimates don't take into account the impact our low cost, gravity enabled stations will have on commercial space, which will increase demand and continue to drive down other costs related to space development. Due to our fast delivery time, we will be able to beat our competition as additional markets open up, adjusting our deliverables to respond to the market and competitors. Our business management team has significant experience in analysis, and real estate development and we will expand our team according to our growing needs.

Execution

Our capitalization and expenditure strategy prioritizes the acquisition of long lead time items so that delays in funding or other factors outside our direct control will have minimal impact on the overall project timeline. In order to reduce launch failure risk, we will have launch insurance and spares of long lead time items to minimize the time to a recovery launch to six to ten months. Fabrication and assembly of complex systems is a core competency of our team.

Liability

We will generate detailed lease agreements, disclosures, and make conservative margins on lifespan and maintenance needs. To minimize our overall liability our stations feature system redundancy and all customers will be required to carry their own insurance and sign indemnifications as allowable.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	106,000,000	95,858,983	Yes	NA

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The current valuation was based on an internal analysis of the assets and potential of the company. Future valuations will be performed by independent third parties using methods typical to 409A valuations.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of OAC, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in OAC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
None	NA	NA	NA

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
April 21, 2021	Common Stock	3,980,000	CF	Compensation for mangers, DSTAR equipment Demonstration, PSTAR and Gravity Ring engineering and development, Pioneer Station engineering and development

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The company is currently financed primarily though equity sales and is not a profitable venture. At the close of the period the company was operating with a 12-month runway. At the close of the period an equity raise was in progress which had terminated by the date of this filing. Additional equity or debt financing are planned to mature the company's products to the point of profitability.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

OAC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

OAC will file a report electronically with the SEC annually and post the report on its web site (https://orbitalassembly.com) no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:
Rhonda Stevenson
F9804CF94AB946C...

I, Rhonda Stevenson ("Full name") certify that:

(1) the financial statements of Orbital Assembly Corporation ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of Orbital Assembly Corporation ("Company name") included in this Form reflects accurately the information reported on the tax return for Orbital Assembly Corporation ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Rhonda Stevenson

Position: CEO

Date: 5/2/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Balance Sheet

Orbital Assembly Corporation
As of December 31, 2021
Accrual Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
BofA Checking	290,418.76
BofA Credit Card Payment Account	24,614.34
Total Cash and Cash Equivalents	**315,033.10**
Cash	399.01
Prepayments	44,673.70
Total Current Assets	**360,105.81**
Fixed Assets	
Computer & Office Equipment	2,832.42
Total Fixed Assets	**2,832.42**
Total Assets	**362,938.23**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	26,752.44
BofA Credit Card - 2767	2,506.71
BofA Credit Card - 4348	21,447.66
BofA Credit Card - 6636	1,905.15
Sales Tax	(130.31)
State Payroll Liability - New York	60.51
Total Current Liabilities	**52,542.16**
Long Term Liabilities	
Employee Benefits Liability	10,856.55
Total Long Term Liabilities	**10,856.55**
Total Liabilities	**63,398.71**
Equity	
Additional Paid In Capital	1,772,403.57
Common Stock	11,049.65
Current Year Earnings	(1,302,109.34)
Equity Financing Fees	(72,072.67)
Owner's Capital: Owner's Investment: John Blincow	500.00

	DEC 31, 2021
Retained Earnings	(110,231.69)
Total Equity	**299,539.52**
Total Liabilities and Equity	**362,938.23**

Income Statement (Profit and Loss)   UNAUDITED

Orbital Assembly Corporation
For the year ended December 31, 2021
Accrual Basis

	2021
Income	
Markup on Reimbursable Expenses	(1.95)
Merchandise	5,150.08
Total Income	**5,148.13**
Cost of Goods Sold	
Cost of Goods Sold - Merchandise	5,138.72
Total Cost of Goods Sold	**5,138.72**
Gross Profit	**9.41**
Operating Expenses	
General	
Bank Service Charges	7,670.78
Business License & Fees	369.34
Entertainment	566.55
Facility TI Improvements	3,256.82
Insurance	23,359.87
Meals	4,563.71
Postage and Shipping	741.80
Reimbursable Expense	23,011.11
Tax State CA	1,705.53
Travel - General	30,120.79
Travel - Project Related	4,214.84
Total General	**99,581.14**
Overhead	
Computers and Equipment	4,494.47
Lease and Rent	73,509.50
Office Expenses General	7,828.52
Software	9,622.56
Utilities	7,552.31
Web Services	11,924.38
Total Overhead	**114,931.74**
Marketing and Events	
Advertising and Public Relations	57,063.25
Events	66,873.45
Promotional	3,584.77

	2021
Travel - Event Related	18,561.00
Virtual Reality Development	7,000.00
Web Development	7,900.00
Total Marketing and Events	**160,982.47**
Legal and Professional	
Contractors	200,221.79
Legal Fees - General	105,762.78
Legal Settlement Expense	20,000.00
Professional Fees	25,508.25
Total Legal and Professional	**351,492.82**
Payroll	
Wages & Salaries	403,068.14
Payroll Tax Expense	35,055.30
Mileage Reimbursement	611.74
Total Payroll	**438,735.18**
Engineering and Development	
HM - Engineering and Development - DSTAR	128,674.56
Total Engineering and Development	**128,674.56**
Employee Benefits	8,220.84
Total Operating Expenses	**1,302,618.75**

Operating Income

	(1,302,609.34)

Other Income / (Expense)

Other Income	500.00
Total Other Income / (Expense)	**500.00**

Net Income

	(1,302,109.34)



ORBITAL ASSEMBLY CORPORATION
A California Corporation

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

ORBITAL ASSEMBLY CORPORATION

Period Ended December 31, 2020 and 2019

Table of Contents





F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Orbital Assembly Corporation.

Opinion

We have audited the accompanying financial statements of Orbital Assembly Corporation (the Company), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, change in shareholders' equity and cash flows for the year ending December 31, 2020 and for the period from August 21, 2019 (inception) to December 31, 2019, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orbital Assembly Corporation as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ending December 31, 2020 and for the period from August 21, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has not yet commenced its principal operations and has indicated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Orbital Assembly Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Orbital Assembly Corporation's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Orbital Assembly Corporation 's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
August 24, 2021

ORBITAL ASSEMBLY CORPORATION
BALANCE SHEET
December 31, 2020 and 2019
(audited)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 14,958	$ 497
Prepaid expenses	42,700	-
Total assets	$ 57,658	$ 497
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ -	$ -
Total current liabilities	-	-
Non-current liabilities		
SAFE liability	158,348	-
Total non-current liabilities	158,348	-
Total liabilities	158,348	-
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 100,000,000 shares authorized;		
90,415,000 and 77,000,000 shares issued and outstanding as of		
December 31, 2020 and 2019, respectively	9,042	7,700
Additional paid-in capital	500	500
Accumulated deficit	(110,232)	(7,703)
Total stockholders' equity	(100,691)	497
Total liabilities and stockholders' equity	$ 57,658	$ 497

See independent auditor's report and accompanying notes to the financial statements.

2

ORBITAL ASSEMBLY CORPORATION
STATEMENT OF OPERATIONS
For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019
(audited)

	For the Year Ending December 31, 2020	For The Period From August 21, 2019 (inception) to December 31, 2019
Revenue	$ -	$ -
Operating expenses		
General and administrative	10,064	7,703
Engineering costs	88,258	-
Advertising	2,865	-
Consulting and advisory	1,342	-
Loss from operations and before income taxes	102,529	7,703
Provision for income taxes	-	-
Net loss	$ 102,529	$ 7,703

See independent auditor's report and accompanying notes to the financial statements.

3

ORBITAL ASSEMBLY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019
(audited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on August 21, 2019 (inception)	-	-	-	-	-
Issuance of founder shares	77,000,000	7,700			7,700
Shareholder contribution			500		500
Net loss				(7,703)	(7,703)
Balance on December 31, 2019	77,000,000 $	7,700 $	500 $	(7,703) $	497
Issuance of founder shares	13,000,300	1,300		-	1,300
Issuance of advisor and consultant shares	414,700	41		-	41
Net loss				(102,529)	(102,529)
Balance on December 31, 2020	90,415,000 $	9,042 $	500 $	(110,232) $	(100,691)

See accountants' review See independent auditor's report and accompanying notes to the financial statements.

ORBITAL ASSEMBLY CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2020 and For The Period From August 21, 2019 (inception) to December 31, 2019
(audited)

	For the Year Ending December 31, 2020	For The Period From August 21, 2019 (inception) to December 31, 2019
Cash flows from operating activities		
Net loss	$ (102,529)	$ (7,703)
Adjustments to reconcile net loss to net cash used by operating activities:		
Shares issued for services	1,342	7,700
Changes in operating assets and liabilities:		
Change in prepaid expenses	(42,700)	-
Net cash used by operating activities	(143,887)	(3)
Cash flows from financing activities		
Proceeds from shareholder contributions	-	500
Proceeds from SAFE notes	158,348	-
Net cash provided by financing activities	158,348	500
Net increase in cash and cash equivalents	14,461	497
Cash and cash equivalents, beginning	497	-
Cash and cash equivalents, ending	$ 14,958	$ 497
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Orbital Assembly Corporation ("the Company") is a corporation formed on August 21, 2019 under the laws of the State of California, and is headquartered in Rocklin, CA. The Company specializes in turn-key construction services in low-earth and cislunar orbit. Additionally, the company provides construction support services and tools to other private space companies and government space agencies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has not yet generated or recognized any revenue, nor has executed any revenue-producing contracts.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company had no outstanding accounts receivable balances, thus has not recognized any further allowance for uncollectible accounts.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2020 and 2019, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2020 and 2019, the Company recognized $2,865 and $0 in advertising costs, respectively.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of California, which has similar statutes. As such, all tax years are open since the Company's inception.

The following table outlines the estimated deferred tax assets of the Company at December 31, assuming an estimated blended tax rate of 29.84%:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 30,200	$ 2,300
Temporary differences - stock comp	-	2,300
Total deferred tax asset	30,200	4,600
Valuation allowance	(30,200)	(4,600)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

NOTE 2 – GOING CONCERN & UNCERTAINTIES

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $110,000, has not yet commenced its principal operations, and primarily relies on outside sources to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to commence profitable sales of its flagship products and services, and its ability to generate positive operational cash flow.

The Company also intends to conduct an offering under Regulation CF with a registered funding portal in the first quarter of 2021 in order to raise funds. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2021 and in future years.

In Q1 of 2021, Orbital Assembly Corporation engaged legal counsel to examine, and a mediator to facilitate, the amicable departure of an OAC executive officer to ensure there is no connection, linkage, or association between the executive's affiliation with a different and nonrelated entity and OAC because they are an executive of OAC. No material impact on the financial statements have occurred as result of the mediation.

NOTE 4 – SAFE agreements
Between June 2020 and November 2020, the Company issued SAFEs (Simple Agreements for Future Equity) to four of its founding officers in an aggregate amount of $239,000. Of these amounts, approximately $158,000 has been received as of December 31, 2020 and the remaining approximately $81,000 remains to be funded by the investors, however the investors have no continuing obligations to fund the remaining balances. The SAFEs are automatically converted into the number of preferred shares equal to the purchase amount divided by the lower price per share of preferred stock issued in a qualified equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of common shares equal to the purchase price of the security divided by liquidity price (as defined in the agreements).

The SAFE agreements provide holders with various additional protections, including preferences over shareholders in a dissolution event for payment of the Purchase Amount.

NOTE 5 – SHAREHOLDER'S EQUITY

The Company has 100,000,000 shares of common stock authorized, par value $.0001. During 2019, the Company issued an aggregate 77,000,000 shares to its founding shareholders and management in exchange for services provided, valued at an aggregate amount of $7,700.

During 2019, the Company's CEO contributed an aggregate $500 to the Company upon the opening of the corporate bank account, recognized as additional paid-in capital during the period.

During the year ending December 31, 2020, the Company granted an additional 13,000,300 shares to its officers and directors and 414,700 shares to consultants and advisors for services rendered.

The Company has further reserved the remaining authorized but unissued shares for issuance or sale to other third parties.

___

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2021, the date these financial statements were available to be issued. The following transactions occurred subsequent to December 31, 2020:

During January and February 2021, the Company issued a SAFE note with substantially similar terms to those issued during 2020 to a single investor for aggregate proceeds of $9,000 and an additional roughly $48,000 was funded from the 2020 SAFE notes.

Subsequent to year end, the Company issued a total of 4,575,350 common shares to various individuals. Of this amount, an aggregate 3,980,000 were issued via a Reg CF campaign for gross proceeds of $995,000 and the remaining 595,350 were issued for services rendered to consultants and advisors.